

August 10, 2010

Albert R. Subbloie, Jr.
President and Chief Executive Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, Connecticut 06477

> **Re: Tangoe, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 20, 2010**
> **File No. 333-166123**

Dear Mr. Subbloie:

We have reviewed the above-referenced filing and the related response letter dated July 19, 2010. We have also reviewed your letter dated July 20, 2010 and the attached materials submitted supplementally and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 14, 2010.

General

1.   You do not appear to have revised the graphic depictions in your document to fully address the concerns expressed in prior comment 1. For instance, the graphics still appear to contain depictions of products you do not offer, and the meaning of the circular charts and information flows is not clear. These graphic depictions do not appear to comply with the plain English rules. Please revise your graphics in response to these concerns and the guidance noted in our prior comments.

Use of Proceeds, page 29

2.   We note your revisions on page 29, which now indicate that the revolving credit facility matures on June 30, 2011. However, pursuant to your disclosures in Note 9 it appears that this credit facility matures on June 30, 2010. Please explain this inconsistency or revise your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3.   We note your response to prior comment 8 provides an analysis and conclusion that the calculation of future contractual orders believed to be firm would not be a meaningful indicator of the future performance of the business. However, your disclosures still

appear to lack insight into management's expectations for the future in terms of new business, customer retention, and financial results. As referred to before Section III.B.1 of SEC Release No. 33-8350 provides additional guidance on identifying and addressing key variables and other qualitative and quantitative factors which are necessary for an understanding and evaluation of the company. In this regard we note from your response that management derives revenue projections based on reviews of revenue on a customer-by-customer basis, anticipated retention of existing customer relationships and the amount and timing of new customer relationships. Please tell us your consideration to include a discussion of these factors which management uses in evaluating your prospective business as well as expanding your current disclosures to include a discussion regarding the impact of such factors on your historical and projected results of operations.

4.   We note the disclosure you added regarding deferred revenue on page 41. Please tell us what portion of the amount relates to the implementation fees and your consideration of disclosing that information.

Business, page 78

5.   We refer to your response to prior comment 11. Given that Traq Wireless, Inc. and Tangoe EU, B.V. are your wholly-owned subsidiaries, it is unclear how you reached the conclusion that you are not required to provide the information set forth in Item 101(a) of Regulation S-K with respect to these entities, given that Item 101(a) is applicable to subsidiaries. Please provide your analysis, or revise your disclosure.

Executive Compensation

Components of Our Executive Compensation Program

Equity Incentive Awards, page 110

6.   We refer to prior comment 13 and your related revisions. You state that your compensation committee and board assessed your overall corporate performance in a "subjective fashion … without specifically evaluating any such metric against any target or forecast and without assigning a fixed weighting to any such metric." It remains unclear, however, how you determined the amount of equity incentive awards in light of your corporate performance. See Items 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K. Please advise.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition, page F-8

7.   We note your response to our previous comment 14 and the revised disclosures in which
        you state that the company's policy is to recognize implementation fee revenues over the
        estimated expected life of the customer relationship, which you determined to be twice
        the contract life. Please further explain the basis for your conclusions. In this regard, tell
        us what percentages of your initial subscriptions were for 36 months and what percentage
        of these customers actually renewed their contracts since you began offering subscription
        agreements in 2006. Also, tell us how you determined that the renewal rate on your 36-
        month contracts provided sufficient evidence to support the estimated lives for your
        longer term contracts.

Note 13. Stockholders' Deficit

Common Stock, page F-29

8.   We note your response to our previous comment 17 and your reference to ASC 718-20-
        35-7, which typically applies to the repurchase of equity awards. Please clarify for us
        whether the shares repurchased from employees were issued as a result of exercising
        options immediately prior to the repurchase and whether this is why you have cited the
        guidance in ASC 718 to support your accounting. In this regard, we note that a
        significant number of stock options were exercised in fiscal 2008. If your employee
        share repurchases did not result from the exercise of stock options, then explain further
        why you believe ASC 718 is the applicable guidance.

Preferred Stock and Common Stock Warrants, F-34

9.   We note your response to prior comment 19 as well as your response to comment 45 in
        your letter dated May 27, 2010, however, as previously requested you have not yet
        provided the specific guidance you applied in accounting for the IBM warrants that are
        exercisable upon the achievement of certain performance conditions. Your disclosures
        on page F-34 indicate that at December 31, 2009 the company determined it was
        probable that IBM would reach certain of the billing thresholds to have an additional 3.3
        million shares of common stock become exercisable. Please tell us the basis for such
        conclusions. In your response, describe the terms and the billing thresholds that must be
        met in order for the warrants to become exercisable. Also, tell us how you measured
        such awards pursuant to the guidance in ASC 505-50-30-25 and provide your
        calculations that support the amount of costs recognized for each period presented.

You may contact Melissa Marie Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3503 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

David Orlic
Attorney-Advisor

cc: Via Facsimile (617) 526-5000
        John A. Burgess, Esq.
        Philip P. Rossetti, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP